FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

November 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Draft Registration Statement on Form F-1
Submitted September 30, 2022
CIK No. 0001938534

Ladies and Gentlemen:

By letter dated October 27, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s draft Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is publicly filing Amendment No. 2 to the Registration Statement, which will be a confidential filing.

Amendment No. 1 to Draft Registration Statement submitted September 30, 2022

Market and Industry Data, page 3

1.	We note that the prospectus includes market, industry and other data based on information from several sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

The Company has not commissioned any of the industry or other data referenced in the prospectus.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

Risk Factor Summary, page 9

2.	Please revise to present each individual risk separately and in bullet-point format.

The Company has revised the disclosure as requested beginning on page 9.

Risk Factors, page 13

3.	We note the disclosure on the cover page that you will be a controlled company as defined under Nasdaq Marketplace Rule 5615(c). Please include a risk factor discussing the risks associated with being a controlled company.

We have added a risk factor about being a controlled company on page 27.

4.	We note the reference on page 42 to “Other than as disclosed in “Risk Factors – Risks Related to Business – Our business operation have been and may continue to be materially and adversely affected by the spread of the coronavirus (COVID-19)” in this prospectus.” However, the Risk Factors section in this prospectus does not include such a risk factor. Please advise or revise.

We have added a risk factor about the potential impacts of COVID-19 on our business on page 18.

5.	Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain liquidity or capital resources.

Recent increased cases of COVID-19 have had no material impact on our operations, supply chain liquidity or capital resources, which disclosure we have included in the risk factor added above.

We are affected by the macroeconomic, political, social and other factors, page 20

6.	Please update the disclosure in this risk factor and the Management’s Discussion and Analysis section if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.

We have updated risk factor on page 21 and the Management’s Discussion and Analysis section on page 42 to discuss how inflationary pressures could materially impact our operations.

Geopolitical conditions, including direct or indirect acts of war or terrorism, page 21

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

7.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;
●	experience higher costs due to constrained capacity or increased commodity prices;
●	experience surges or declines in demand for which you are unable to adequately adjust your supply;
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension; or
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

We have updated the risk factor on page 22 to indicate that we have had no impacts to date on our business as a result of the conflict between Russian and Ukraine as our material suppliers are all based in Asia.

8.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our board of directors receives reports from management regarding measures taken by the Company to review cybersecurity threats to our internal software and computer systems and periodically reviews what efforts are being made to secure our systems from cyberactivity. We do not anticipate that sanctions or supply chain issues will impact our company given that our supplies and projects are all based in Singapore and surrounding Asian countries that have not been impacted by Russia’s invasion of Ukraine.

9.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

We have not been impacted by any cyberattacks but continue to review our protective measures and we are consulting our information technology teams to assess and fend off any risks of cyberattacks by state actors since Russia’s invasion of Ukraine.

Singapore, page 28

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

10.	Please revise to clarify if the statements here are based on the advice of counsel. If so, identify counsel and include their consent as an exhibit.

We have noted that we received advice from counsel in Singapore on page 29 and their consent will be attached as Exhibit 5.2.

Use of Proceeds, page 29

11.	To the extent the proceeds listed in this section are not sufficient to fund all of the proposed purposes, please indicate the order of priority of such purposes, as well as the amount and sources for the other funds needed.

We have updated the disclosure on page 29 to indicate the priority of use of proceeds and alternate sources, if needed.

Capitalization and Indebtedness, page 29

12.	In the paragraph preceding the capitalization table on page 30 your disclosure references unaudited pro forma financial statements. Please remove this reference or explain why you believe it is appropriate. Additionally, please add a column to your capitalization table which shows actual amounts in Singapore Dollars as disclosed in your audited financial statements.

We have removed the reference to unaudited pro forma financial statements. We have also added a column to our capitalization table to show actual amounts in Singapore Dollars.

Projects with Green Mark Award, page 55

13.	We note the projects listed here. If you did not receive awards for every project on which you worked, please revise to state so directly and explain the proportion of award-winning projects relative to total projects.

All of the projects were projects that the Company worked, which are granted to the project versus to FBS directly. We have revised the disclosure to indicate that we have completed 109 projects, of which 25 have received awards.

Compensation of Directors and Executive Officers, page 92

14.	Please revise to describe the material terms of the employment agreements with your executive officers and file the agreements as exhibits.

We have added disclosure on page 93 to describe the materials terms of employment agreements with our executive officers and have filed the agreements as exhibits.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

Related Party Transactions, page 94

15.	Please update the disclosure in this section. For guidance, see Item 7.B of Form 20-F.

We have updated the disclosure beginning on page 95.

General

16.	Please revise your selling stockholder table to reflect that the selling shareholder intends to sell all shares, and that no shares will be owned following the offering.

None of the selling shareholders are selling all of their shares in the offering.

17.	In an appropriate section of your document, please explain why “trends in the sewage treatment industry,” as disclosed on page F-8, impact your business, results of operations and liquidity.

We have corrected the disclosure on page F-8 to properly refer to the construction industry instead of the sewage treatment industry.

18.	On page Alt-1, you state the number of shares offered as 3,750,000, which is inconsistent with the number of shares to be resold. Please revise.

We have revised Alt-1 to conform the disclosure regarding the shares being offered pursuant to the Resale Prospectus.

19.	Please revise the cover page of your resale prospectus to be consistent with the disclosure on the cover page of your primary offering prospectus. This includes, for example, disclosures regarding your status as a controlled company and foreign private issuer.

We have revised the cover page of our resale prospectus to conform the disclosure.

20.	Please revise to clearly identify the home country and controlled company corporate governance exemptions that will be available to you and on which exemptions you intend to rely, if any. For example, you disclose that every member of each committee is independent, but you also disclose that you intend to rely on the home.

We have revised the disclosure to confirm that we do not intend to rely on home country and controlled company exemptions.

If you have any questions regarding this response, please direct them to our counsel

David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
		By:	Kelvin Ang
Chief Executive Officer
cc:	David L. Ficksman
R. Joilene Wood